Exhibit 99.79

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture is entered into as of the 22nd day of September, 2011.

BETWEEN:

JUST ENERGY GROUP INC., a corporation amalgamated under the laws of Canada (hereinafter called “Just Energy” or the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada (hereinafter called the “Debenture Trustee”)

WHEREAS Just Energy Income Fund (the “Fund”) and the Debenture Trustee entered into an indenture (the “Original Indenture”) dated May 5, 2010 to provide for the creation and issuance of debentures;

AND WHEREAS pursuant to the Original Indenture, the Fund issued a first series of debentures in the aggregate principal amount of $330 million designated as 6.0% convertible extendible unsecured subordinated debentures;

AND WHEREAS the Original Indenture provides that the Debenture Trustee and the Fund may enter into indentures supplemental to the Indenture;

AND WHEREAS pursuant to a first supplemental indenture (the Original Indenture, as supplemented by such first supplemental indenture, being the “Indenture”) made as of January 1, 2011 between the Corporation and the Debenture Trustee, the Corporation, as Successor, assumed all of the rights, covenants and obligations of the Fund under the Indenture in accordance with the terms thereof;

AND WHEREAS the Corporation has determined to create and issue a second series of Debentures being designated as 5.75% convertible unsecured subordinated debentures (the “5.75% Debentures”) due September 30, 2018, and to enter into this second supplemental indenture (this “Second Supplemental Indenture”) with the Debenture Trustee to provide for such creation and issuance of 5.75% Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Second Supplemental Indenture, to make the same effective and binding upon the Corporation, and to make the 5.75% Debentures, when authenticated or certified by the Debenture Trustee and issued as provided in the Indenture and this Second Supplemental Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of the Indenture and this Second Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

(a)	All capitalized terms contained in this Second Supplemental Indenture (including the recitals hereto) shall, for all purposes hereof, have their respective meanings as set out in the Indenture, unless otherwise defined herein or the context otherwise requires.

(b)	In this Second Supplemental Indenture and with respect to the 5.75% Debentures, “Conversion Rate” means the number of Common Shares to be issued upon conversion of $1,000 principal amount of 5.75% Debentures in accordance with the terms of the Indenture and this Second Supplemental Indenture, which rate shall be calculated by dividing the $1,000 principal amount of such 5.75% Debentures by the Conversion Price for the 5.75% Debentures then in effect, as adjusted from time to time pursuant to the provisions of the Indenture.

1.2	Amendments to Indenture

(a)	This Second Supplemental Indenture is supplemental to the Indenture and both shall hereafter be read together and shall have effect, so far as practicable, with respect to the 5.75% Debentures as if all the provisions of the Indenture and this Second Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures and with regards to all matters governing the 5.75% Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Second Supplemental Indenture. Any references in the text of this Second Supplemental Indenture to section, article or paragraph numbers refer to the Indenture unless otherwise qualified.

(b)	Section 2.16 of the Indenture is deleted in its entirety.

(c)	The definitions of “Change of Control” and “Senior Indebtedness” in the Indenture are deleted in their entirety and replaced with the following:

“Change of Control” means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control of or direction over an aggregate of 66 2/3% or more of the votes attaching to the outstanding Common Shares.

“Senior Indebtedness” means the principal of and premium, if any, and the interest on and any amount in respect of (including any costs, expenses and indemnities arising out of or relating to) all indebtedness, liabilities and obligations of the Corporation, direct or indirect, absolute or contingent, matured or unmatured (whether outstanding as of the date of this Indenture or thereafter created, incurred, assumed or guaranteed) and including, for greater certainty, claims of trade and other creditors (other than indebtedness evidenced by the Debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with each other Debenture, and with all other present and future subordinated and unsecured indebtedness of the Corporation except for sinking provisions (if any) applicable to different Debentures or similar types of obligations of the Corporation), and also including all indebtedness, liabilities and obligations of the Corporation’s Subsidiaries for payment of which the Corporation is responsible or liable, whether absolutely or contingently; unless, in each case, it is provided otherwise by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations.

(d)	For the purposes of the 5.75% Debentures only, references in Sections 4.6(b) and 4.10(b) of the Indenture to “40” days shall be changed to “30” days.

ARTICLE 2

THE DEBENTURES

2.1	Form and Terms of 5.75% Debentures

(a)	5.75% Debentures. The 5.75% Debentures authorized for issue immediately are limited to an aggregate principal amount of $115,000,000 and shall be designated as “5.75% Convertible Unsecured Subordinated Debentures”. However, subject to the terms of the Indenture, additional 5.75% Debentures may be issued pursuant to the Indenture after the date hereof.

(b)	Maturity. The 5.75% Debentures shall be dated September 22, 2011 and shall mature on September 30, 2018 (the “Maturity Date”).

(c)	Interest. The 5.75% Debentures bear interest from the date of issue at the rate of 5.75% per annum, payable in equal semi-annual instalments in arrears on March 31 and September 30 in each year, the first such payment to fall due on March 31, 2012 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the 5.75% Debentures or the earlier Redemption Date of the 5.75% Debentures, as applicable) to fall due on September 30, 2018 or the earlier Redemption Date, as applicable, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from and including the date of issuance to, but excluding, March 31, 2012, which will be equal to $30.01 for each $1,000 principal amount of the 5.75% Debentures.

(d)	Redemption. The 5.75% Debentures will be redeemable at the option of the Corporation, directly or through one of its affiliates in accordance with the terms of Article 4, provided that the 5.75% Debentures will not be redeemable prior to October 1, 2014, except in accordance with Sections 2.1(j) and 2.1(k) hereof. On or after October 1, 2014 and before maturity, the 5.75% Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3, at a price equal to $1,000 per $1,000 principal amount of 5.75% Debenture, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date, provided that in the case of a redemption on or after October 1, 2014 and prior to September 30, 2016, the Current Market Price of the Common Shares on the date the Redemption Notice is given to holders is at least 125% of the Conversion Price of the 5.75% Debentures.

The Redemption Notice for the 5.75% Debentures shall be substantially in the form of Schedule “B” hereto. In connection with the redemption of the 5.75% Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the 5.75% Debentures to be redeemed by issuing and delivering to the holders of such 5.75% Debentures, Freely Tradeable Common Shares. If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the 5.75% Debentures on the Redemption Date will be paid to holders of 5.75% Debentures, in cash, in the manner contemplated in Section 4.5.

(e)	Priority. The 5.75% Debentures, including the payment of the principal thereof and interest thereon, will be subordinated to the prior payment in full of all Senior Indebtedness in accordance with the provisions of Article 5. The 5.75% Debentures will rank pari passu with the Initial Debentures and with all other present and future subordinated and unsecured indebtedness of the Corporation.

(f)	Conversion. Upon and subject to the provisions and conditions of Article 6, the holder of each 5.75% Debenture shall have the right at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the date specified by the Corporation for redemption of the 5.75% Debentures by notice to the holders of 5.75% Debentures in accordance with Section 2.1(d) hereof and Section 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the 5.75% Debentures), to convert any part, which is $1,000 or an integral multiple thereof, of the principal amount of such 5.75% Debenture into Freely Tradeable Common Shares at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of 5.75% Debentures shall be equal to $17.85 such that approximately 56.0224 Freely Tradeable Common Shares shall be issued for each $1,000 principal amount of 5.75% Debentures so converted. No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or other distributions on Common Shares issuable upon conversion or for interest accrued on 5.75% Debentures surrendered for conversion; however, holders converting their 5.75% Debentures will receive interest which has accrued but not been paid from the most recently completed Interest Payment Date to, but excluding, the Date of Conversion. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on, the conversion of the 5.75% Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of this Second Supplemental Indenture or the Indenture, if a 5.75% Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person entitled to receive Common Shares in respect of the 5.75% Debenture so surrendered for conversion shall not become the holder of record of such Common Shares until the Business Day following such Interest Payment Date.

(g)	Payment of Principal Amount. On redemption or on maturity of the 5.75% Debentures, the Corporation may, at its option and subject to and in accordance with the terms of Sections 4.6 and 4.10, as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay all or any portion of the aggregate principal amount of the 5.75% Debentures by issuing and delivering Freely Tradeable Common Shares to such holders of 5.75% Debentures. If the Corporation elects to exercise such option on maturity, it shall deliver a notice to the holders of the 5.75% Debentures in the form of Schedule “C” hereto. Interest accrued and unpaid on the 5.75% Debentures on the Maturity Date will be paid to holders of 5.75% Debentures in cash, subject to Section 10.1.

(h)

Form of Debentures. The 5.75% Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each 5.75% Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule “A” hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Second Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture and this Second Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Corporation, such determinations to be conclusively evidenced by the execution of such 5.75% Debenture by the Corporation. Each 5.75% Debenture shall additionally bear such distinguishing letters and numbers as the Corporation may prescribe and the Debenture Trustee shall approve. Notwithstanding the foregoing, a 5.75% Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of the Corporation, or as specified in an Officer’s Certificate. The 5.75% Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another as the Corporation, with the approval of the Debenture Trustee, may determine.

The 5.75% Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depository, which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(i)	Interest Payment Election. Upon and subject to the terms and conditions of Article 10, the Corporation may elect, from time to time, to satisfy its Interest Obligation on the 5.75% Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Freely Tradeable Common Shares to the Debenture Trustee.

(j)	Change of Control. Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this paragraph (j), the Corporation shall be obligated to offer to purchase the 5.75% Debentures. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the 5.75% Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a “Change of Control Notice”) together with an offer in writing (the “Offer”) to purchase all of the then outstanding 5.75% Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest on such 5.75% Debentures up to, but excluding, the date of acquisition by the Corporation, or a related party of the Corporation, of such Debentures (less any taxes required to be deducted or withheld) (collectively, the “Total Offer Price”).

(ii)	If 90% or more in aggregate principal amount of 5.75% Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Offer to the Debenture Trustee have been tendered for purchase pursuant to the Offer on the expiration thereof, the Corporation shall have the right (but not the obligation) upon written notice (the “Redemption Right Notice”) provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem all of the 5.75% Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the “90% Redemption Right”).

(iii)	Upon receipt of a Redemption Right Notice, which notice shall include the information set forth in paragraphs (A) to (C) below, the Debenture Trustee shall promptly provide written notice to all holders of 5.75% Debentures that did not previously accept the Offer that:

(A)	the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding 5.75% Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)	each such holder must transfer their 5.75% Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective 5.75% Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)	the rights of such holders under the terms of the 5.75% Debentures and the Indenture shall cease effective as of the date of expiry of the Offer provided the Corporation has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the 5.75% Debentures shall not be considered to be outstanding and the holder thereof shall not have any right except to receive such holder’s Total Offer Price upon surrender and delivery of such holder’s 5.75% Debentures in accordance herewith and the Indenture.

(iv)	The Corporation shall, in connection with the Offer, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the expiry of the Offer, and, in connection with the 90% Redemption Right, concurrently with providing the Debenture Trustee with the Redemption Right Notice, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the 5.75% Debentures to be purchased or redeemed, as the case may be, by the Corporation on the expiry of the Offer and pursuant to the exercise of the 90% Redemption Right, provided that, in connection with the Offer, the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or bank draft for such amounts required under this paragraph (j)(iv) post-dated to the date of expiry of the Offer. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such 5.75% Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Corporation’s purchase or redemption.

(v)	In the event that less than all of the 5.75% Debentures held by a Debentureholder have been tendered to the Offer and the Corporation has not exercised the 90% Redemption Right in respect of such Debentureholder’s remaining 5.75% Debentures, upon surrender of such 5.75% Debentures for payment of the Total Offer Price, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof a new 5.75% Debenture for the portion of the principal amount of the 5.75% Debenture not tendered to the Offer and purchased.

(vi)

5.75% Debentures for which holders have accepted the Offer and 5.75% Debentures which the Corporation has elected to redeem in accordance with this paragraph (j) shall become due and payable at the Total Offer Price on the date of expiry of the Offer and the date of the Redemption Right Notice, respectively, in the same manner and with the same effect as if it were the date of maturity specified in such 5.75% Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the 5.75% Debentures shall have been deposited as provided in this paragraph (j) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the 5.75% Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)	In case the holder of any 5.75% Debenture to be redeemed shall fail on or before the date of expiry of the Offer to so surrender such holder’s 5.75% Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a Canadian chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the 5.75% Debentures shall not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder’s 5.75% Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal or interest, if any, on 5.75% Debentures issued hereunder shall remain so deposited for a period of two years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of an 5.75% Debenture in respect of which such money was so repaid to the Corporation shall have no rights thereof, except to obtain the payment of the money due from the Corporation, subject to any limitation period provided by the laws of Ontario.

(viii)	Subject to the provisions above related to 5.75% Debentures purchased in part, all 5.75% Debentures purchased or redeemed and paid under this paragraph (j) shall forthwith be delivered to the Debenture Trustee and cancelled and no 5.75% Debentures shall be issued in substitution therefor.

(ix)	The Corporation will publicly announce the results of the purchases and redemptions made pursuant to this paragraph (j) as soon as practicable after the date of expiry of the Offer.

(x)	The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required to make the Offer or elects to redeem 5.75% Debentures pursuant to this paragraph (j).

(k)	Make Whole Premium.

(i)	In addition to the requirements of Section 2.1(j) hereof and subject to regulatory approval, if required, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting the Change of Control consists of: (A) cash (other than cash payments for fractional Common Shares and cash payments made in respect of dissenters’ appraisal rights); (B) equity securities that are not traded or intended to be traded immediately following such transaction(s) on a stock exchange; or (C) other property that is not traded or intended to be traded immediately following such transaction(s) on a stock exchange (a “Cash Change of Control”); then during the period (the “Cash Change of Control Conversion Period”) beginning ten trading days before the anticipated effective date of the Change of Control (the “Change of Control Effective Date”) and ending on the date that is 30 days after the Change of Control Notice and Offer are delivered to holders of 5.75% Debentures in accordance with Section 2.4(j) hereof, holders of 5.75% Debentures will be entitled to convert their 5.75% Debentures, in whole or in part, and receive, in addition to the number of Common Shares that such holders are entitled to receive upon such conversion in accordance with the provisions and conditions of Section 2.1(f) hereof and Article 6, an additional number of Common Shares (“Make Whole Shares”) per $1,000 principal amount of 5.75% Debentures converted as set forth below (the “Make Whole Premium”).

(ii)	The number of Make Whole Shares per $1,000 principal amount of 5.75% Debentures converted constituting the Make Whole Premium shall be determined by reference to the table below and is based on the Change of Control Effective Date and the price (the “Stock Price”) paid per Common Share in the transaction(s) constituting the Cash Change of Control; provided that if the Stock Price or Change of Control Effective Date is not set forth in the table then: (A) if the actual Stock Price on the Change of Control Effective Date is between two Stock Prices in the table or the actual Change of Control Effective Date is between two Change of Control Effective Dates in the table, the Make Whole Premium shall be determined by a straight-line interpolation between the Make Whole Premiums set forth for the two Stock Prices and the two Change of Control Effective Dates on the table based on a 365-day year, as applicable; (B) if the Stock Price on the Change of Control Effective Date exceeds $20.00 per Common Share, subject to adjustment as set forth herein, no Make Whole Premium shall be paid; and (C) if the Stock Price on the Change of Control Effective Date is less than $12.74 per Common Share, subject to adjustment as set forth herein, no Make Whole Premium shall be paid. If holders of Common Shares receive only cash in the transaction(s) constituting the Cash Change of Control, the Stock Price shall be the cash amount paid per Common Share; otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Change of Control Effective Date. For greater certainty, the Corporation shall not be obliged to pay the Make Whole Premium otherwise than by issuance of Common Shares upon conversion of the 5.75% Debentures.

	Make Whole Premium Upon a Change of Control
	Stock Price ($)
	12.74	13.00	13.50	14.00	14.50	15.00	16.00	17.00	18.00	19.00	20.00
Effective Date	Number of Additional Common Shares per $1,000 of Debentures
22-Sep-11	22.471	21.051	18.512	16.203	14.101	12.192	8.890	6.202	4.054	2.390	1.170
30-Sep-12	22.471	20.901	18.170	15.865	13.771	11.871	8.596	5.941	3.834	2.214	1.036
30-Sep-13	22.471	20.901	18.052	15.406	12.949	11.081	7.882	5.315	3.310	1.799	0.740
30-Sep-14	22.471	20.901	18.052	15.406	12.943	10.644	7.413	4.879	2.932	1.496	0.528
30-Sep-15	22.471	20.901	18.052	15.406	12.943	10.644	6.872	4.327	2.429	1.089	0.258
30-Sep-16	22.471	20.901	18.052	15.406	12.943	10.644	6.478	3.268	1.096	0.000	0.000

(iii)	The Stock Prices set forth in the first row of the table above shall be adjusted as of any date on which the Conversion Price of the 5.75% Debentures is adjusted. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the adjustment giving rise to the Stock Price adjustment. The number of Make Whole Shares to be received in satisfaction of the Make Whole Premium set forth in the table above shall also be adjusted as of any date on which the Conversion Price of the 5.75% Debentures is adjusted. The adjusted number of Make Whole Shares shall equal the Make Whole Shares applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate after such adjustment to the Conversion Price and the denominator of which is the Conversion Rate immediately prior to such adjustment.

(iv)	Except as otherwise provided in this Section 2.4(k), all other provisions of this Second Supplemental Indenture and the Indenture applicable to a conversion of 5.75% Debentures shall apply to a conversion of 5.75% Debentures during the Cash Change of Control Conversion Period.

(l)	Deliveries to Debenture Trustee. The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the 5.75% Debentures prior to the issuance of the 5.75% Debentures.

(m)	Contractual Right of Rescission. In the event that the short form prospectus (the “Prospectus”) of the Corporation dated September 15, 2011 qualifying the distribution of the 5.75% Debentures, or any amendment thereto, contains a misrepresentation (as defined under applicable securities laws), original purchasers of the 5.75% Debentures that have exercised the conversion privilege described in Section 2.1(f) hereof and converted their 5.75% Debentures into Common Shares will have a contractual right of rescission against the Corporation entitling them to receive from the Corporation, upon surrender to the Corporation of the Common Shares (including any Make Whole Shares) issued upon such conversion, the amount paid for such 5.75% Debentures, provided that such right of recession is exercised within 180 days of the date of purchase of the 5.75% Debentures under the Prospectus. The foregoing contractual right of rescission shall be subject to the defences described under section 130 of the Securities Act (Ontario), which is incorporated herein by reference, mutatis mutandis, and any other defence or defences available to the Corporation under applicable laws, rules and instruments. No action shall be commenced to enforce the foregoing right of rescission more than 180 days after the date of purchase of the 5.75% Debentures under the Prospectus.

ARTICLE 3

ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Second Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Governing Law

This Second Supplemental Indenture shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract.

3.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Second Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Second Supplemental Indenture and carry out its provisions.

3.5	Counterparts

This Second Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

JUST ENERGY GROUP INC.

Per:	(signed) “Ken Hartwick”
Ken Hartwick
President and Chief Executive Officer

Per:	(signed) “Beth Summers”
Beth Summers
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) “Daniel Marz”
Name: Daniel Marz
Title: Corporate Trust Officer

Per:	(signed) “Ann Samuel”
Name: Ann Samuel
Title: Associate Trust Officer

SCHEDULE “A” TO THE SECOND SUPPLEMENTAL INDENTURE BETWEEN JUST

ENERGY GROUP INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA

[This 5.75% Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Just Energy Group Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

CUSIP/ISIN: 48213WAC5/CA48213WAC51

$000,000,000
No. 2011—01	$ [• ]

JUST ENERGY GROUP INC.

(A corporation amalgamated under the Canada Business Corporations Act)

5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE SEPTEMBER 30, 2018

JUST ENERGY GROUP INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture dated as of May 5, 2010 between Just Energy Income Fund and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented pursuant to the first and second supplemental indentures dated as of January 1, 2011 and September 22, 2011, respectively, between the Corporation (as Successor) and the Debenture Trustee (together, the “Indenture”), promises to pay to the registered holder hereof on the Maturity Date, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [•] dollars ($[•]) in lawful money of Canada on presentation and surrender of this 5.75% Debenture at the principal office of the Debenture Trustee in Toronto, Ontario or any agent in accordance with the terms of the Indenture. The 5.75% Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 5.75% per annum, in like money, in arrears in equal semi-annual instalments (less any taxes required to be deducted or withheld) on March 31 and September 30 in each year commencing on March 31, 2012 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date or earlier date of redemption, and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from the date of issuance to, but excluding, March 31, 2012, which will be equal to $30.01 for each $1,000 principal amount of the 5.75% Debentures. Interest hereon shall be payable by electronic transfer of funds or cheque mailed by prepaid ordinary mail to the registered holder hereof and, subject to the provisions of the Indenture, the electronic transfer of such funds or mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld), satisfy and discharge all liability for interest on this 5.75% Debenture.

This 5.75% Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The 5.75% Debentures authorized for issue immediately are limited to an aggregate principal amount of $115,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the 5.75% Debentures are or are to be issued and held and the rights and remedies of the holders of the 5.75% Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this 5.75% Debenture by acceptance hereof assents.

The 5.75% Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this 5.75% Debenture, provided that the principal amount of this 5.75% Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this 5.75% Debenture at the principal office of the Debenture Trustee in Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this 5.75% Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the date specified for redemption of this 5.75% Debenture, into Freely Tradeable Common Shares (without adjustment for interest accrued hereon or for dividends or other distributions on Common Shares issuable upon conversion) at a conversion price of $17.85 (the “Conversion Price”) per Common Share, being a conversion rate of 56.0224 Common Shares for each $1,000 principal amount of 5.75% Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. Notwithstanding the foregoing, no 5.75% Debentures may be converted during the five business days preceding March 31 and September 30 of each year, commencing March 31, 2012. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but, in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or other distributions on Common Shares issuable upon conversion or for interest accrued on 5.75% Debentures surrendered for conversion. Holders converting their 5.75% Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The 5.75% Debentures will be redeemable in accordance with the terms of Article 4 of the Indenture, provided that the 5.75% Debentures will not be redeemable prior to October 1, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after October 1, 2014 and prior to September 30, 2016, the 5.75% Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,000 per $1,000 principal amount of Debenture, provided the Current

Market Price of the Common Shares on the date the Redemption Notice is given to holders is at least 125% of the Conversion Price of the 5.75% Debentures, and at a price equal to $1,000 per $1,000 principal amount of Debenture on or after September 30, 2016 and before maturity, in each case, plus accrued and unpaid interest, if any. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval and certain other conditions, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Freely Tradeable Common Shares obtained by dividing the applicable Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the 5.75% Debentures at a price equal to 101% of the principal amount of such 5.75% Debentures plus accrued and unpaid interest up to, but excluding, the date the 5.75% Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding 5.75% Debentures on the same date and at the same price.

If a takeover bid for 5.75% Debentures, within the meaning of the Securities Act (Ontario), is made and 90% or more of the principal amount of all the 5.75% Debentures (other than 5.75% Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the 5.75% Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the 5.75% Debentures.

Subject to regulatory approval, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares consists of: (i) cash; (ii) equity securities that are not traded or intended to be traded immediately following such transaction on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange, then during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Offer is delivered, holders of 5.75% Debentures will be entitled to convert their 5.75% Debentures and receive, in addition to the number of Common Shares they otherwise would have been entitled to upon conversion, an additional number of Common Shares as outlined in the Indenture.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this 5.75% Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this 5.75% Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the Current Market Price of the Common Shares on the Maturity Date.

The indebtedness evidenced by this 5.75% Debenture, and by all other 5.75% Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date hereof or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Debentures will be reduced by the amount of taxes required to be deducted or withheld.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this 5.75% Debenture or the Indenture.

This 5.75% Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the register to be kept at the principal office of the Debenture Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this 5.75% Debenture shall be valid unless made on the register by the registered holder hereof or such holder’s executors or administrators or other legal representatives, or an attorney duly appointed by an instrument in writing in form and substance satisfactory to the Debenture Trustee, and upon compliance with such reasonable requirements as the Debenture Trustee may prescribe and upon surrender of this 5.75% Debenture for cancellation. Thereupon a new 5.75% Debenture or 5.75% Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This 5.75% Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this 5.75% Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this 5.75% Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF JUST ENERGY GROUP INC. has caused this Debenture to be signed by its authorized representatives as of the 22nd day of September, 2011.

JUST ENERGY GROUP INC.

By:
(Authorized Officer)

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This 5.75% Debenture is one of the 5.75% Convertible Unsecured Subordinated Debentures due September 30, 2018, referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:		Dated:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
[—]	[—]

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto             , whose address and social insurance number, if applicable, are set forth below, this 5.75% Debenture (or $              principal amount hereof*) of JUST ENERGY GROUP INC. (the “Corporation”) standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such 5.75% Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such 5.75% Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

                                       (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*	If less than the full principal amount of the within 5.75% Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a 5.75% Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such 5.75% Debenture is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this 5.75% Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this 5.75% Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Capitalized terms not otherwise defined have meaning ascribed in the indenture dated May 5, 2010 between Just Energy Income Fund and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented pursuant to the first and second supplemental indentures dated as of January 1, 2011 and September 22, 2011, respectively, between the Corporation (as Successor) and the Debenture Trustee.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

SCHEDULE “B” TO THE SECOND SUPPLEMENTAL INDENTURE BETWEEN JUST

ENERGY GROUP INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA

5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To: Holders of 5.75% Convertible Unsecured Subordinated Debentures (the “Debentures”) of JUST ENERGY GROUP INC. (the “Corporation”).

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the indenture (the “Indenture”) dated as of May 5, 2010 between Just Energy Group Inc. (as Successor) and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented by supplemental indentures made as of January 1, 2011 and September 22, 2011, that the aggregate principal amount of $[•] of the $[• ] principal amount of Debentures outstanding will be redeemed as of [•] (the “Redemption Date”), upon payment of a redemption amount of $[•] for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $[•] (the “Redemption Price”), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (less any taxes required to be deducted or withheld) (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $[•] of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less any taxes required to be deducted or withheld).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less any taxes required to be deducted or withheld) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: [—]

JUST ENERGY GROUP INC.

By:
Name: [—]
Title: [—]

A - 2

SCHEDULE “C” TO THE SECOND SUPPLEMENTAL INDENTURE BETWEEN JUST

ENERGY GROUP INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA

5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To: Holders of 5.75% Convertible Unsecured Subordinated Debentures (the “Debentures”) of JUST ENERGY GROUP INC. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the indenture (the “Indenture”) dated as of May 5, 2010 between Just Energy Group Inc. (as Successor) and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented by supplemental indentures made as of January 1, 2011 and September 22, 2011, that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or an agent of the Debenture Trustee, for delivery (less applicable withholding taxes, if any,) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount due on the Maturity Date.

DATED: [—]

JUST ENERGY GROUP INC.

By:
Name: [—]
Title: [—]